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                                                                  EXHIBIT (a)(2)



                        RESOURCES PENSION SHARES 5, L.P.
                             411 WEST PUTNAM AVENUE
                          GREENWICH, CONNECTICUT 06830



                                                    March 4, 1998

Dear Unitholder:

         As you are by now aware, Presidio RPS Acquisition Corp., a Delaware corporation (the "Purchaser"), has increased the price it is offering (the "Offer") to purchase units of limited partnership interest ("Units") of Resources Pension Shares 5, L.P. (the "Partnership").

         The Purchaser is an affiliate of Resources Capital Corp., Resources Pension Advisory Corp., and Presidio AGP Corp., the general partners of the Partnership (collectively, the "General Partners"). Due to this affiliation between the General Partners and the Purchaser, the General Partners are subject to certain conflicts of interest with respect to the Offer.

         AS A RESULT OF THE EXISTING AND POTENTIAL CONFLICTS OF INTEREST, NEITHER THE PARTNERSHIP NOR THE GENERAL PARTNERS EXPRESSES ANY OPINION AND EACH IS REMAINING NEUTRAL AND MAKING NO RECOMMENDATION AS TO WHETHER UNITHOLDERS SHOULD TENDER THEIR UNITS IN RESPONSE TO THE INCREASED OFFER.

                                                RESOURCES PENSION SHARES 5, L.P.